Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2010		2009		2008	2007	2006

Portion of rentals representing interest	$32		$26		$33	$32	$44
Capitalized interest	16		15		14	7	3
Other interest and fixed charges	211		170		179	135	123
Pretax earnings which would be required to cover preferred stock dividend requirements	—		—		—	—	10

Combined fixed charges and preferred stock dividends (A)	$259		$211		$226	$174	$180

Earnings-pretax income with applicable adjustments (B)	$(141)		$(1,592)		$3,203	$1,305	$1,884

Ratio of (B) to (A)	(b	)	(a	)	14.17	7.50	10.47

(a)	Earnings did not cover fixed charges by $1,803 million.
(b)	Earnings did not cover fixed charges by $400 million.